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Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN  55101-2098
www.securian.com
651.665.3500


                                                                [SECURIAN LOGO]



April 28, 2008



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:  Minnesota Life Variable Life Account
     Minnesota Life Insurance Company
     File Numbers 333-96383
     "Tandy" Representations


Ladies and Gentlemen:

In connection with the above-referenced filing, Minnesota Life Variable Life Account (the "Registrant"), acknowledges that:

  - the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

  - staff comments, or changes to disclosure in response to staff comments in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing; and

  - the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Dwayne C. Radel

Dwayne C. Radel
Senior Vice President and General Counsel

DCR:jmk


Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services and Securian Trust Company.